O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036	T: +1 212 326 2000 F: +1 213 326 2061 omm.com	File Number: 0507930-00003

March 15, 2022	Portia Ku D: +1 212 326 2168 pku@omm.com

CONFIDENTIAL

VIA EDGAR

Ms. Jessica Ansart

Ms. Christine Westbrook

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BELITE BIO, INC. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 21, 2022

CIK No. 0001889109

Dear Ms. Ansart and Ms. Westbrook:

On behalf of our client, Belite Bio, Inc, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 4, 2022, regarding the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1, as confidentially submitted via EDGAR to the Commission on January 21, 2022 (as amended, the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission for review. The changes reflected in the Revised Registration Statement include those made in response to the comments of the Staff set forth in the Staff's letter of February 4, 2022. The Revised Registration Statement has also been updated to include the Company’s audited consolidated financial statements as of and for the full years ended December 31, 2020 and 2021, and other changes that are intended to update, clarify, and render more complete, the information contained in the Draft Registration Statement.

For the Staff’s convenience, we have reproduced below the comments from the Staff in bold italics, in each case followed by the Company’s corresponding response. Where applicable, we have included references to pages in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Revised Registration Statement.

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your response to our prior comment 1 and reissue the comment in part. We also note that you have amended your cover page to state that “[a]ll of [y]our operations are outside of PRC as of the date of this prospectus.” Please revise your disclosure here as well as elsewhere throughout the prospectus where you make similar statements such as on pages 63 and 64 to clearly state that you have incorporated subsidiaries in China and Hong Kong.

Response:

The Company respectfully advises the Staff that it has added the requested disclosure on the cover page and on pages 63 and 64 of the Revised Registration Statement.

2.	We note your revised disclosure here as well as similar disclosure elsewhere throughout the registration statement, such as on pages 63 and 65, where you state that “in the event that [you] elect to carry out clinical trials in China and/or expand [y]our operations into China in the future, there may be certain legal and operational risks associated with having certain operations in China [...].” Please revise these statements to clarify this disclosure with reference to plans you state elsewhere in the registration statement such as your plans to conduct a Phase 3 clinical trial of LBS-008 in patients with STGD1 in Asia as well as plans for a Phase 2 or 3 clinical trial of LBS-008 for the treatment of dry AMD in the Asia Pacific as disclosed on pages 126 and 128, respectively.

Response:

The Company respectfully advises the Staff that it has revised the statements on the cover page and on pages 4, 5, 22, 63, 64, 66, 113 and 114 of the Revised Registration Statement.

3.	We note your response to our prior comment 4 as well as your revised disclosure starting on the bottom of page 8 where you state that “[a]s of the date of this prospectus, [you] have provided US$10.06 million to [y]our subsidiaries via capital contribution, including US$0.5 million intercompany loans that have been repaid by the subsidiary via the issuance of ordinary shares” and that “[n]o transfer of cash or other types of assets has been made between [y]our Cayman Islands holding company and subsidiaries as of the date of this prospectus.” Please revise your disclosure beginning on page 8 to clarify what amounts have been provided to your China-based subsidiary via capital contribution or intercompany loans. Please also revise your disclosure here on your cover page to include these amounts.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on the cover page and on page 9 of the Revised Registration Statement.

4.	We note your response to our prior comment 2 and your response to comment 1 indicating that your Chinese subsidiary has not commenced operations. We note also from your response that you have been in discussions with the NMPA on how you shall submit an application to conduct Phase 3 clinical trials in China. Please provide prominent disclosure about the legal and operational risks associated with your expanding your operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For example, we will not object to disclosure stating that there is no indication as to whether NMPA would approve your proposed application or when such NMPA approval could be obtained, as referenced in your response. Additionally, your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on pages 65 and 66 of the Revised Registration Statement.

Prospectus Summary, page 1

5.	We note your response to our prior comment 8 and your response to comment 1 indicating that your Chinese subsidiary has not commenced operations. Disclose in your prospectus summary each permission that you or your subsidiaries are required to obtain, or will be required to obtain if you commence operations, from Chinese authorities to operate your business and to offer the ADSs to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve of you or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. For example, we will not object to disclosure stating that there is no indication as to whether NMPA would approve your proposed application to conduct Phase 3 clinical trials in China or when such NMPA approval could be obtained.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on pages 65 and 66 of the Revised Registration Statement.

LBS-008, page 3

6.	We note your response to our prior comment 7 and reissue the comment in part. We note that you have revised your disclosure here and on page 115 to state that “[i]n the US SAD study, [you] found that single doses of 10–50 mg LBS-008 were well tolerated and effective to reduce mean serum RBP4 level by around 70% from baseline.” We also note that you have revised your disclosure on page 127 to state that “[t]he DSMC for the Phase 1b portion of the study commented that the overall safety profile looks good.” Conclusions regarding efficacy and safety are determinations that only the FDA or a foreign government equivalent has the authority to make. Please revise your disclosure to eliminate the implication that your product candidates have been or will ultimately be determined safe and/or effective or have demonstrated safety and/or efficacy for purposes of approval by the FDA or comparable agency. Alternatively, we advise you that you may present the objective data from pre-clinical and clinical trials without drawing a conclusion from the results. For example, you may note that a candidate was well tolerated, the absence of serious adverse events or the number of trial participants who met the identified trial endpoints.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on pages 3, 112 and 125 of the Revised Registration Statement.

7.	We note your response to prior comment 10. In order for investors to evaluate your disclosure, please provide a range or other approximation of the proportion of revenue you would be obligated to pay to Columbia University in respect of any sale of a priority review voucher.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 105, 111, 116 and 132 of the Revised Registration Statement.

Summary of Risk Factors, page 7

8.	We note your response to our prior comment 13 as well as your response to comment 1 indicating that your Chinese subsidiary has not commenced operations. Please provide risk factor disclosure in the summary risk factors and in the risk factor section that discusses the risks of your expanding your operations in China. In particular, describe in your summary risk factors any significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on pages 65 and 66 of the Revised Registration Statement.

Risk Factors
Failure to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement, page 59

9.	We note your response to our prior comment 17 as well as your response to comment 1 indicating that your Chinese subsidiary has not commenced operations. Please revise your risk factor disclosure here to discuss the risks of expanding your operations in China as those risks relate to privacy or data security. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on pages 65 and 66 of the Revised Registration Statement.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses, page 60

10.	We note your response to our prior comment 17 and reissue the comment in part. Please revise to provide additional detail concerning the risks to your development plans highlighted on page 6.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on pages 65 and 66 of the Revised Registration Statement.

Certain judgments obtained against us by our shareholders may not be enforceable. , page 77

11.	We note your disclosure that “some” of your directors and executive officers are nationals and/or residents of countries other than the U.S. Your disclosure on page 91 states that “most” of your directors and officers are nationals or residents of jurisdictions other than the U.S. Please revise to reconcile your disclosure.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on page 78 of the Revised Registration Statement.

The deposit agreement provides that the United States District Court for the Southern District of New York, page 79

12.	We note your response to our prior comment 32 and we reissue the comment in part. Please amend your risk factor disclosure here to also highlight the risk to shareholders of increased costs to bring a claim associated with this provision. We also note that you have removed the summary of the exclusive forum provision from your disclosure on page 184 of the amended draft registration statement. Please revise your disclosure in the section describing your ADSs beginning on page 191 to clearly and prominently describe the exclusive forum provision that appears in your deposit agreement, including the relevant forum for litigation and any subject matter jurisdiction carve out. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents and Deposit Agreement states this clearly.

Response:

The Company respectfully advises the Staff that the Company is in the process of engaging Deutsche Bank Trust Company Americas as its depositary. The deposit agreement with Deutsche Bank Trust Company Americas provides that the state or federal court in New York, New York has exclusive jurisdiction to hear and determine claims arising under the deposit agreement, rather than the United States District Court for the Southern District of New York. Therefore, the Company has revised the relevant disclosure on pages 79 and 199 of the Revised Registration Statement accordingly.

Patent License Agreement with The Trustees of Columbia University in the City of New York, page 134

13.	We note your response to our prior comment 27 and reissue the comment in part. Please expand your disclosure to describe with respect to the royalty term, when the last-to-expire patent is anticipated to expire.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on page 132 of the Revised Registration Statement.

Principal Shareholders, page 173

14.	We note your response to our prior comment 30 your revised disclosure here stating that “[t]he exercise price of the outstanding options granted to the directors and executive officers named above are US$0.1191 and US$0.4386 per share.” Please revise your disclosure throughout the footnotes to the table to specify the exercise price that corresponds to the options for each director or executive officer.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on page 173 of the Revised Registration Statement.

*	*	*

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (212) 326-2168 or pku@omm.com with any questions or comments regarding this letter and/or the Revised Registration Statement.

Sincerely,

/s/ Portia Ku

Portia Ku of O’Melveny & Myers LLP

cc:

Yu-Hsin Lin, Chief Executive Officer and Chairman, Belite Bio, Inc

Hao-Yuan Chuang, Chief Financial Officer, Belite Bio, Inc

Vincent Lin, O’Melveny & Myers LLP

John J. Hart, Ellenoff Grossman & Schole LLP

Joy Pan, Friedman LLP